UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 58529/September 12, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13133

In the Matter of	:	
	:	
WALKING STICK OIL & GAS CORP.,	:	ORDER MAKING FINDINGS AND
WAYCOOL3D, INC.,	:	REVOKING BY DEFAULT
WINESHARES INTERNATIONAL, INC.,	:	REGISTRATIONS OF
WORLD CALLNET, INC., and	:	WALKING STICK OIL & GAS CORP. AND
WORLD CONTAINER CORP.	:	WINESHARES INTERNATIONAL, INC.

SUMMARY

This Order revokes the registrations of registered securities of Respondents Walking Stick Oil & Gas Corp. (Walking Stick) and Wineshares International, Inc. (Wineshares).[1] The revocation is based on their repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on August 15, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Walking Stick and Wineshares were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on August 27 and 25, 2008, respectively.[2] To date, neither has filed an Answer to the OIP, due ten days

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[1] The proceeding has ended as to Respondents Waycool3D, Inc., and World Callnet, Inc. Walking Stick Oil & Gas Corp., Exchange Act Release No. 58459 (A.L.J. Sept. 4, 2008). The Division of Enforcement has provided information that shows that Respondent World Container Corp. has a class of securities registered with the Commission, but the address indicated in that information does not match the address to which the OIP was directed.

[2] They were served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, each has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, both are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning them, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Walking Stick (CIK No. 881913)[3] is a British Columbia corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Walking Stick is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[4] for the fiscal year ended December 31, 1992, which reported a deficit of $1.4 million as of December 31, 1992.

Wineshares (CIK No. 1118183) is a revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Wineshares is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[5] for the period ended January 31, 2003, which reported a net loss of $202,178 since inception in 2000.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Walking Stick and Wineshares violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16.

IV. SANCTION

Revocation of the registration of the stock of Walking Stick and Wineshares will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Their violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] An annual report on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10-K, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here].

[5] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.703 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002).

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Walking Stick Oil & Gas Corp. is REVOKED; and

the REGISTRATION of the registered securities of Wineshares International, Inc., is REVOKED;

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Carol Fox Foelak
Administrative Law Judge